Exhibit 21.1

Subsidiaries of the Registrant*

Subsidiaries	State of Incorporation/Formation
Sajan Software Ltd.	Ireland
Sajan Spain S.L.	Spain
Sajan Singapore Pte. Ltd.	Singapore

* Each subsidiary is 100% owned, directly or indirectly, by Sajan, Inc. All subsidiaries are consolidated with Sajan, Inc. for accounting and financial reporting purposes.